Exhibit 99.1

Opera and Google renew search agreement

Oslo, Norway December 20th, 2021. Opera (NASDAQ:OPRA) today announced the renewal on substantially similar terms of the multi-year commercial agreement to distribute Google Search in Opera browsers. Opera has had a search distribution agreement with Google (NASDAQ: GOOGL) since 2001.

About Opera

Opera is a global web innovator with an engaged and growing base of hundreds of millions of monthly active users who seek a better internet experience. Building on over 25 years of innovation that started with browser products, Opera is now leveraging its brand and highly engaged user base in order to expand its business into new segments. Today, Opera offers users around the world a range of products and services that include PC and mobile browsers, the newsreader Opera News, and apps dedicated to gaming, e-commerce and classifieds. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA).

Learn more about Opera at www.investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com

For media enquiries, please contact: press-team@opera.com